PRELIMINARY AGREEMENT

WITH OPTION TO BUY between:

MAVIP S.r.L. (hereinafter also referred to as “Mavip”), with tax code and VAT Number 06740341000, having its registered office in Rome, Largo Brancaccio 63, represented by its sole director and legal representative, Mrs. Maria Vittoria Pomponi,

and

PRIMESINT S.r.l. (hereinafter also referred to as “Primesint”). with Tax Code and VAT Number 07532231003, having its registered office in Rome, Viale Bruno Buozzi 83, represented by its sole director and legal representative Lawyer Antonio Conte

PREAMBLES

- Primesint is a company operating in the hotel industry, controlled by Conte Rosso & Partners S.r.l., in its turn controlled by U.S. Southern States Sign Company, with headquarters in 3273 E. Warm Spring Road, Las Vegas, NV 89120, which also operates in the hotel industry and in the field of tourism in general and is listed in the OTCBB segment of the Nasdaq market;

- Mavip (formerly Es Real Estate S.p.a.), entered into a financial lease agreement (hereinafter the “Lease Agreement”) on 26 January 2007, registered under Number IF 945723, with a pool of leasing companies, namely Unicredit Leasing s.p.a., Ubi Leasing s.p.a., Medioleasing s.p.a. (hereinafter, jointly referred to as the “Leasing Companies”), the subject of which was the hotel indicated below (initially including the multi-story car park, that was later transferred to Interparking S.p.A. on 30 September 2009)

- Within an expansion and consolidation programme of the US group, Primesint is interested in: (i) the acquisition of the hotel currently named and operated under the “Radisson Blu” name, located in Rome via Giolitti 267 (hereinafter also referred to as the “Hotel”); (ii) the acquisition of the underground premises currently serving as car park, registered with Rome’s City Property / Land Registry Office under Sheet 496, Parcel 249 sub 503, category D/8 Income 96,288.00 Euros, located in Via Giovanni Giolitti, floor S1-T (hereinafter also referred to as the “S1 Premises”), as per the copy of the historical search record of the Land Registry dated 4 February 2013 (doc. 1); (iii) the acquisition of the hotel establishment currently owned by Es Group s.r.l;

- The parties had entered into a private agreement on 11 April 2011, regarding Mavip (formerly Es Real Estate S.p.A.) and Primesint expressing an interest in respectively selling and purchasing the S1 Premises and, with regard to Primesint, in taking over the lease agreement and/or the related rights with regard to the Hotel; such agreement was not finalized due to a dispute arising with the leasing companies;

- The Leasing Companies, each for its own reasons, asked for the Lease Agreement to be terminated on 5 October 2012, due to breach of the obligation to pay the lease fees, and demanded that the Hotel be returned;

- Mavip questioned the legitimacy of the termination; however, in its turn, it asked the Leasing Companies to return the lease fees paid, that amount to 47,435,842.00 Euros to date, except for a fair compensation for the use made of the good;

- After carrying out the necessary verifications and documentary reviews, directly or through appointed professionals, Primesint expressed its intention to purchase the ownership of the S1 Premises and to purchase the claim against the Leasing Companies, which is the subject of the dispute, and all the related rights, even though it is aware of the uncertainty of such transfer;

- Mavip expressed its intention to sell the S1 Premises and grant Primesint an option for the non-recourse purchase of such claim and the related rights, including the waiver of such rights.

With the above in mind, Mavip and Primesint hereby agree as follows:

Art. 1 - Preambles

The preambles are an integral part of this deed and are known by both parties.

Art. 2 - PRELIMINARY AGREEMENT FOR THE PURCHASE-SALE OF
THE S1 PREMISES

2.1.            Mavip undertakes to sell and transfer the S1 Premises to Primesint, and Primesint undertakes to purchase them for itself or a Company to be mentioned subsequently upon entering into the final agreement, under the terms and conditions indicated below.

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2.2.            The price for the purchase-sale of the S1 Premises is agreed by and between the parties to be 2,500,000.00 (two millions, five hundred thousand/00 Euros), net of VAT, therefore a total price of 3,025,000.00 Euros and shall be paid by Primesint to Mavip with the issue and allotment of 1,639,792 ordinary shares of Southern States Sign Company, for the same counter value at a price of 2.50 US Dollars per share:

- 500,000.00 Euros net of VAT, therefore 605,000.00 Euros in total shall be paid in advance upon entering this agreement through the allotment of 327,958 ordinary shares of Southern States Sign Company;

- the residual amount, that is 2,000,000.00 Euros net of VAT, therefore 2,420,000.00 Euros in total shall be paid through the allotment of 1,311,834 ordinary shares of Southern States Sign Company upon entering into the final purchase-sale agreement;

2.3.            The shares received by Mavip as consideration may be transferred to third parties for one third of the total amount every six (6) months, starting from the twelfth month following the date of purchase (the “Lock-up Clause”), except when share blocks are transferred (out-of-market) and such Lock-up Clause remains unchanged and binding upon the third party purchasers.

2.4.            The final agreement shall be entered into before a notary chosen by Primesint by 30 April 2013.

Art. 3 - OPTION TO PURCHASE THE RIGHTS RELATED TO THE
LEASE AGREEMENT

3.1.            Mavip grants Primesint the right to purchase the claim and the related rights, including the right to bring proceedings against the Leasing Companies for the recovery of payment or to waive the claim and any right whatsoever against the said Leasing Companies, pursuant to Art. 1331 of the Italian Civil Code.

3.2.            The option to purchase may be exerted by 31 December 2013;

3.3.            Primesint acknowledges and agrees that there is an aleatory nature to the claim subject of this option and transfer agreement;

3.4.            The option to purchase should be exerted, under penalty of forfeiture, by the date indicated in Art. 3 Paragraph 2 above, with a written statement sent by way of registered letter to the headquarters of Mavip or to a different address as may be notified by Mavip in writing after the date this agreement is undersigned.

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3.5.            Once the option to purchase has been exerted, the subsequent deed of transfer and/or deed of waiver shall follow within the following 60 days.

3.6.            The consideration for purchasing the claim and the aforementioned rights is hereby agreed to be 5,000,000.00 (five millions /00), plus taxes as required by law.

3.7.            The aforementioned consideration shall be paid by Primesint to Mavip through the issue and allotment of 2,710,040 ordinary shares of Southern States Sign Company for the same counter value at a price of 2.50 US Dollars per share.

3.8.            Should the option to purchase be exerted, the shares received by Mavip as consideration may be transferred to third parties for one third of the total amount every six (6) months, starting from the twelfth month following the date of purchase (the “Lock-up Clause”), except when share blocks are transferred (out-of-market) and such Lock-up Clause remains unchanged and binding upon the third party purchasers.

3.9.            The aforementioned consideration has been agreed and established taking into account the aleatory nature of the claim. Therefore the consideration and any other charge borne, due to the transfer of the claim and the related rights, may not be recovered by Primesint, not even should the credit not materialize for whatsoever cause or reason.

Art. 4 - Common Provisions

4.1.            Any modification, variation or waiver to this agreement shall not be valid and binding unless it results from a written deed signed by the legal representatives of both parties;

4.2.            The acceptance from any one of the parties of behaviors of the other party in violation of the provisions contained in this agreement does not constitute a waiver to the right deriving from the violated provisions or to the right to demand all the terms and conditions hereby provided to be fulfilled.

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4.3.            Any and all communications or notices relating to this agreement shall be sent:

with regards to Mavip:

to Mrs. Maria Vittoria Pomponi, with legal address in Rome, Largo Brancaccio, 63; copy to Lawyer Lorenzo Albanese Ginammi, to the email address lorenzo.albanese@studiolegaleirti.it;

with regards to Primesint; and

to Dott. Antonio Conte, with legal address in Rome Via Bruno Buozzi 83, email antonio.conte@crpholding.it. fax 063294366, phone 06.8075706; with copy to Dott. Giuseppe Cagiati, with legal address in Rome Via Bruno Buozzi 83, email giuseppe.cagiati@crpholding.it. fax 063294366, phone 06.8075706.

4.4.            Any dispute that may arise with regard to the interpretation, execution and/or termination of this agreement shall fall under the exclusive jurisdiction of the Court of Rome.

Rome, 08.02.2013

Mavip S.r.l.	Primesint S.r.l.

Maria Vittoria Pomponi	Antonio Conte

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